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Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

June 20, 2024

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Michael Rosenberg, Division of Investment Management

Re:	Morgan Stanley Institutional Liquidity Funds (the “Registrant”)
(File No. 333-104972; 811-21339)

Dear Mr. Rosenberg:

Thank you for your telephonic comments regarding the Registrant’s registration statement on Form N-1A relating to the addition of the Advisor Class of the Treasury Securities Portfolio (the “Fund”), filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on April 26, 2024. The Registrant has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Registrant’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 54 to the Registrant’s registration statement on Form N-1A (the “Amendment”), which will be filed via EDGAR on or before June 25, 2024.

Comment 1.	The section of the prospectus titled “Fund Summary—Principal Risks—Liquidity” suggests that the Fund may invest in illiquid securities. Please disclose the types of illiquid securities the Fund expects to invest in or, alternatively, consider removing illiquid securities as a principal risk of the Fund.

Response 1. The Registrant respectfully acknowledges the comment; however, the Registrant believes that the existing disclosure is appropriate and respectfully declines to revise the disclosure at this time. The Registrant will consider further clarifications to this disclosure in connection with a future annual update.

Comment 2.	The footnote under the “Average Annual Total Returns” table in the section of the prospectus titled “Fund Summary—Performance Information” states that the “annual returns would differ only to the extent that the [Institutional and Advisor] Classes do not have the same expenses.” Please indicate whether the Institutional Class shares incur higher or lower expenses than Advisor Class shares and the impact the higher or lower expenses has on the returns.

Response 2. The Registrant respectfully acknowledges the comment; however, the Registrant believes that the current disclosure is appropriate. The Fund’s Advisor Class shares are expected to incur the same amount of expenses as Institutional Class shares in the current fiscal year. The disclosure indicates that “annual returns would differ only to the extent that the [Institutional and Advisor] Classes do not have the same expenses.” (emphasis added)

Comment 3.	The section of the prospectus titled “Additional Information About Fund Investment Strategies and Related Risks—Liquidity” states that “[t]he Fund may make investments that are illiquid or restricted[.]” Please describe the types of illiquid or restricted securities in which the Fund may invest.

Response 3. The Registrant believes that the current disclosure is appropriate. The liquidity risk disclosure is intended to communicate to investors a general risk applicable to the Fund’s portfolio. Depending on market, economic or other conditions, any security the Fund holds and the Fund’s portfolio could present liquidity risk.

Comment 4.	Please revise the first sentence of the section of the prospectus titled “Shareholder Information—Liquidity Fees” to clarify that the Fund is permitted, but not required, to impose a liquidity fee, and that the Board has determined not to impose such a fee at the time the registration was filed.

Response 4. The Registrant respectfully acknowledges the comment; however, the Registrant believes that the existing disclosure is appropriate and respectfully declines to revise the disclosure at this time. The Registrant will consider further clarifications to this disclosure in connection with a future annual update.

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Comment 5.	The section of the statement of additional information titled “Fund Investments and Strategies—Put Options” states that the “Fund may purchase securities together with the right to resell them to the seller at an agreed-upon price or yield within a specified period prior to the maturity date of such securities.” Please confirm whether this disclosure is applicable to the Fund.

Response 5. The Registrant confirms that the disclosure is not applicable to the Fund, but is applicable to other Funds included in the statement of additional information. The disclosure will be revised in the Amendment as follows (additions denoted in bold and underline and deletions in bold and ~~strikethrough~~):

Put Options. ~~A Fund~~ Certain Funds may purchase securities together with the right to resell them to the seller at an agreed-upon price or yield within a specified period prior to the maturity date of such securities. Such a right to resell is commonly known as a “put,” and the aggregate price which a Fund pays for securities with puts may be higher than the price which otherwise would be paid for the securities.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai

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